EXHIBIT 99.1
                                  ------------

                                Proposal Letter

SANDOZ LTD
CH-4002 BASLE/SWITZERLAND                                          [Sandoz logo]



                                                                  SyStemix, Inc.
                                                               3155 Porter Drive
                                                             Palo Alto, CA 93404
                                                                             USA

                                                      Attention: Chairman of the
                                                              Board of Directors

                                                                     23 May 1996

Gentlemen:

Sandoz Ltd. ("Sandoz") is pleased to offer, through its wholly owned subsidiary Sandoz Biotech Holdings Corporation, to acquire the equity interest represented by all of the outstanding common stock, par value U.S. $.01 per share, of SyStemix, Inc. ("SyStemix") not currently owned by Sandoz (the "Shares"). The principal terms of our offer are as follows:

1. Sandoz would acquire the Shares in a merger transaction pursuant to which each holder of a Share would receive cash in the amount of U.S.$17.00 per Share.

2. Consummation of the acquisition would be subject to approval of the independent directors of SyStemix, as described below, as well as approval by the Board of Directors of SyStemix.

This offer is made pursuant to Section 2.05(c) of the Acquisition Agreement, dated as of December 16, 1991, among Sandoz, Sandoz Biotech Holdings Corporation and SyStemix, as amended as of January 30, 1995 (the "Original Acquisition Agreement"), and is subject to the approval of a majority of the independent directors of SyStemix in accordance with Section 2.05(c)(ii) of the Original Acquisition Agreement.

We assume that the independent directors will constitute a special committee to consider this offer and that such special committee will retain its own financial and legal advisors to assist in its deliberations.


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                                        2

We believe that our offer is fair to, and in the best interests of, SyStemix and its stockholders (other than Sandoz). The proposed acquisition price is equivalent to a 55% premium over the price of the Shares on the NASDAQ National Market System at the close of business on May 22, 1996. Moreover, we believe that any further growth of SyStemix, and indeed its continued viability, can best be achieved as an indirect wholly-owned subsidiary of Sandoz.

It is our intention that, once the transaction we are proposing is completed, Sandoz (and, upon completion of our pending merger, Novartis) will continue to support actively the scientific research conducted by SyStemix. To this end, we are committed to creating an effective, incentive-based benefits program which would allow SyStemix's scientists and other key executives to participate in the future value generated by SyStemix. We propose to discuss the scope and basic features of such a program with key members of SyStemix Management at the earliest convenience.

We wish to make it perfectly clear that we are not interested under any circumstances in selling our interest in SyStemix and that there is therefore no prospect of a sale of our controlling interest in SyStemix to a third party.

We invite your representatives to meet with us or our advisors, Morgan Stanley & Co. Incorporated (Gordon Dyal, tel. 212 761 44 57) and Shearman & Sterling (David Heleniak, tel. 212 848 70 49), to discuss this proposal at your earliest convenience. We hope you will give this proposal your prompt attention. We reserve the right to amend or withdraw this proposal at any time.


                                                 Sincerely,

                                                 Sandoz Ltd.

                                 /s/ Dr. D. Vasella       /s/ Dr. R. Breu


cc:  The Board of Directors of Systemix, Inc.

                               Page 17 of 20 Pages